02 MAR -1 AM 8:01

**Rabobank Nederland**

Sender UC G-654, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht

Telephone ( 00) 31 302162615
Fax ( 00 )31 302161928

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02015583

Our reference BB/jcd
Date 1 February 2002

SUPPL

Subject Rabobank Nederland **Rule 12g3-2(b) File No. 82-5010**

Dear Sir or Madam,

The enclosed press releases from the period January 2002 and the Pricing Supplements of January 2002 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Very truly yours,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Director Control Rabobank Group

dlw 3/4

02 MAR -1 AM 8:01

# Press releases

**Rabobank International makes senior Appointments**
January 30 2002

Sipko N. Schat (41), Executive Vice President and Global Head of Corporate Finance has been appointed to the Managing Board of Rabobank International. Since joining Rabobank in 1985, he has held various management positions in the Rabobank organisation, combining his legal background with extensive experience in Structured Finance. According to Rik van Slingelandt, Chairman of the Managing Board: "We see the addition of Sipko to the Board as an important step in our strategy of being a leading provider of specialised products and services to corporate and institutional customers. Sipko's in-depth knowledge of our customers, our products and our organisation, will make a valuable contribution to our team". In addition, Rabobank International has appointed Rutger V.C. Schellens (39) as of April 1, 2002, to assume responsibility for all financial markets activities, reporting directly to the Managing Board. Rutger joins from ABN AMRO, where he was Managing Director and Global Head of Corporate Distribution. In this position, he was responsible for all 350 sales staff in 44 countries who sell Global Financial Markets products to corporate clients, varying from foreign exchange spot to interest rate derivatives, structured products and risk advisory. As Rik van Slingelandt states: "Rutger brings with him a wealth of knowledge of and experience in both products and markets and has an extensive track record in building global organisations". Previously, Schellens held various domestic and international senior positions within ABN AMRO. At the same time, Rabobank announces that Mark Gheerbrant, co-Global Head of Capital Markets, will leave the bank.

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# Press releases

January 29 2002

Rabobank Nederland has increased a CHF public bond by 500 million. The issue was arranged by Credit Suisse First Boston and Rabo Robeco Bank in Zurich.

| | |
|---|---|
| Issuer: | Rabobank Nederland |
| Currency: | CHF 500 million increase to a total of CHF 1,700 million |
| Status: | senior, unsubordinated |
| Coupon | 2.50% annually |
| Issue date: | 27 February 2002 |
| Maturity: | 17 February 2006 |
| Redemption Price: | 100 % |
| Issue Price: | 97.935% plus accrued interest |
| Denominations: | CHF 10,000 |
| Listing: | EBS (Switzerland) |

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# Press releases

**Wim van den Goorbergh Withdraws from Executive Board**
January 21 2002

Dr W.M. van den Goorbergh, Deputy Chairman and Chief Financial Officer of Rabobank Nederland, has decided to withdraw from the executive board of Rabobank Nederland after a career spanning more than twenty years, including nine years as a member of the Executive Board. Owing to his personal concerns related to the function, Wim van den Goorbergh has decided to resign from his position effective 1 September 2002. Until that time he will focus on gradually transferring his areas of responsibility.

The Supervisory Board, Board of Directors and Executive Board of Rabobank Nederland respect his decision. They are extremely grateful to him for his exceptional contribution to the development of the Rabobank Group.

About Rabobank Group

Rabobank Group provides a broad range of financial services. Its cooperative basis means that it exists primarily for the customer.

All divisions within the Group work closely together in order to offer customers a broad range of financial services and products at the best possible price/quality ratio. Those products include payment, saving, lending, insurance and investment services. The Group comprises around 370 local, independent Rabobank cooperatives, with a total of more than 800,000 members, in addition to such well known subsidiaries as Robeco, Interpolis, Schretlen en Co, Effectenbank Stroeve, Rabobank International, De Lage Landen and Gilde Investment. Abroad, the Group has 142 branches in 38 countries. Rabobank has been awarded the highest credit rating possible by the major credit rating institutions.

In the Netherlands, the Group has 9 million private and commercial customers, and is the market leader in almost every field of financial services.

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# Press releases

**Record for Rabobank: 30 Million Payment Transactions**
January 10 2002

**Record for Rabobank: 30 Million Payment Transactions**

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A chronological overview of all press releases of the last 12 months can be found in the Archive.

30 million payment transactions have been processed on Rabobank accounts since the start of 2002. This is a new record for the Rabobank. The previous record for a comparable period was 16 million. The record number of transactions was due in part to 13 million conversion transactions (debiting guilders and crediting euros) and the transactions at cash dispensers and point- of-payment terminals in shops during the last few days.

Since the turn of the year, the Rabobank has also processed a record number of approximately 3 million transactions via cash dispensers (PIN). The share of "guest transactions" in this amount exceeded 375,000 on 1 January and subsequently declined on 2 and 3 January. The transactions were processed without difficulty via the Rabobank's more than 2,800 cash dispensers. Based on this number of transactions, it is expected that virtually all Rabobank customers are now in possession of euros. Furthermore, approximately 90,000 retail businesses that bank with the Rabobank have been supplied with euro coins and notes. This was done in association with the money transport company TPG.

This system can also be used to "dispose" of the retail businesses' remaining guilder coins free of charge. In compliance with the agreement with the retail businesses within the National Forum for the Changeover to the Euro, since the turn of the year the Rabobank has been issuing 5-euro notes via the nearly 1,300 cash dispensers. The remaining cash points have been filled with extra 10-euro notes.

The Rabobank is furthermore pleased that a survey has revealed that nine out of ten retail businesses who bank with the Rabobank are accepting guilders during the dual currency period in January.

---

About Rabobank Group

Rabobank Group provides a broad range of financial services. Its cooperative basis means that it exists primarily for the customer.

All divisions within the Group work closely together in order to

offer customers a broad range of financial services and products at the best possible price/quality ratio. Those products include payment, saving, lending, insurance and investment services. The Group comprises around 370 local, independent Rabobank cooperatives, with a total of more than 800,000 members, in addition to such well known subsidiaries as Robeco, Interpolis, Schretlen en Co, Effectenbank Stroeve, Rabobank International, De Lage Landen and Gilde Investment. Abroad, the Group has 142 branches in 38 countries. Rabobank has been awarded the highest credit rating possible by the major credit rating institutions.

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# Press releases

**Solid Year for Rabobank Group**
January 2 2002

**Solid Year for Rabobank Group**
Despite the economic downturn, the Rabobank Group achieved solid results in 2001. Hans Smits, Chairman of the Executive Board, said this during his New Year's speech in Eindhoven and Utrecht.

The net profits of the Rabobank Group are expected to increase by 8% for the entire year 2001. This growth in profits corresponds with the forecast stated at the presentation of the mid-year figures. In 2001 lending increased by 11%, savings deposits by 12%, assets under management and in custody by 10% and insurance premium turnover by 12%.

Smits: "The Rabobank Group is certainly strong enough to withstand some knocks. But this does not mean that we will remain entirely unaffected by the jolt of 2001. Or to put it in the terms of the Rabobank Cycling Team: We will have to break away against a headwind."

In order to achieve at least the same results in 2002, the Chairman announced stringent budgetary discipline. "In 2002 we will have to do more with the same amount of money as last year. This makes job cuts unavoidable, both at the member banks and Rabobank Nederland," said Smits.

Hans Smits looked back with great satisfaction at the successful switch from the guilder to the euro. "In retrospect the success of this mega operation will be considered matter-of-course. But it is actually the result of the tremendous efforts, commitment and exemplary teamwork of many thousands of people within the bank."

In 2002 the Rabobank Group will focus on maintaining and expanding its market leadership. The slight increase in the market share in the field of mortgages in 2001 will be given added impetus in 2002, in part via the new intermediary company Obvion. Thanks to the close cooperation between the member banks and Rabobank Nederland, the activities in the corporate market will also produce a larger market share in 2002.

International wholesale banking will continue on course thanks to the efforts of Rabobank International, Group Treasury and Gilde. The Rabobank is and will remain the largest Internet

In this area you find all our recent press releases.

A chronological overview of all press releases of the last 12 months can be found in the Archive.

bank in the Netherlands. Smits: "In 2002 we will position the Rabobank even more clearly as the best bank for its customers, as an involved bank for consumers and as a professional player in the business market."

The reduction in the number of employees at Rabobank Nederland is a logical outcome of the considerable decrease in the number of member Rabobanks and the increasing professionalism of the remaining member banks. In recent years the number of member banks has decreased from more than 1,000 to around 370. During this same period the number of employees at Rabobank Nederland rose sharply.

Hans Smits: "It is not a matter of pure cost-cutting, but rather more of a change of culture. We must develop a different and more efficient working method at Rabobank Nederland, a working method that is focussed on providing support to the member banks."

---

About Rabobank Group

Rabobank Group provides a broad range of financial services. Its cooperative basis means that it exists primarily for the customer.

All divisions within the Group work closely together in order to offer customers a broad range of financial services and products at the best possible price/quality ratio. Those products include payment, saving, lending, insurance and investment services. The Group comprises around 370 local, independent Rabobank cooperatives, with a total of more than 800,000 members, in addition to such well known subsidiaries as Robeco, Interpolis, Schretlen en Co, Effectenbank Stroeve, Rabobank International, De Lage Landen and Gilde Investment. Abroad, the Group has 142 branches in 38 countries. Rabobank has been awarded the highest credit rating possible by the major credit rating institutions.

In the Netherlands, the Group has 9 million private and commercial customers, and is the market leader in almost every field of financial services.

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02 MAR -1 AM 8:01

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)**
**AUSTRALIA BRANCH**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEEN BANK B.A. (RABOBANK NEDERLAND)**
**SINGAPORE BRANCH**

**RABO AUSTRALIA LIMITED**

**RABOBANK IRELAND plc**

Euro 40,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc
by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

# SERIES NO: 296A

# TRANCHE NO: 1

# Euro 500,000,000 4.5 per cent. Notes 2002 due 22 January 2007 (the "Notes")

Issue Price: 100.953 per cent.

**BARCLAYS CAPITAL**
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK INTERNATIONAL)**
**UBS WARBURG**

**BANCA AKROS S.P.A (GRUPPO BANCA POPOLARE DI MILANO)**
**BANCA DEL GOTTARDO**
**BANK VONTOBEL AG, ZURICH**
**CREDIT SUISSE FIRST BOSTON**
**DARIER HENTSCH & CIE GENEVE**
**LOMBARD ODIER & CIE**
**PICTET & CIE, GENEVA**

The date of this Pricing Supplement is 18 January 2002

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 27 September 2001 issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.(Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc,, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ('*Reglement Procedure Beursnotering*') of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity as Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules.

There are additional United Kingdom selling restrictions in clause 36 of this Pricing Supplement.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2000 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2000.

| | | | |
|---|---|---|---|
| 1 | Issuer: | | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| 2 | (i) | Series Number: | 296A |
| | (ii) | Tranche No: | 1 |
| 3 | Specified Currency or Currencies: | | Euro |
| 4 | Aggregate Nominal Amount: | | |
| | (i) | Series: | Euro 500,000,000 |
| | (ii) | Tranche: | Euro 500,000,000 |
| 5 | (i) | Issue Price: | 100.953 per cent. |
| | (ii) | Net proceeds: | Euro 495,990,700 |
| 6 | Specified Denominations: | | Euro 1,000, Euro 10,000 and Euro 100,000 |
| 7 | (i) | Issue Date: | 22 January 2002 |
| | (ii) | Interest Commencement Date (if different from the Issue Date): | Not Applicable |
| 8 | Maturity Date: | | 22 January 2007 |
| 9 | Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax) | | Not Applicable |
| 10 | Interest Basis: | | Fixed Rate |
| 11 | Redemption/Payment Basis: | | Redemption at par |
| 12 | Change of Interest or Redemption/Payment Basis: | | Not Applicable |
| 13 | Put/Call Options: | | Not Applicable |
| 14 | (i) | Status of the Notes: | Senior |
| | (ii) | Status of the Guarantee: | Not Applicable |
| 15 | Listing: | | Official Segment of the Stock Market of Euronext Amsterdam N.V. |
| 16 | Method of distribution: | | Syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 17 | **Fixed Rate Note Provisions** | | Applicable |
| | (i) | Rate of Interest: | 4.5 per cent. per annum payable annually in arrear |
| | (ii) | Interest Payment Date(s): | 22 January in each year commencing on 22 January 2003 and ending on 22 January 2007, if not previously redeemed |

| | | |
|---|---|---|
| | (iii) Fixed Coupon Amounts: | Euro 45 on each denomination of Euro 1,000; Euro 450 on each denomination of Euro 10,000 and Euro 4,500 on each denomination of Euro 100,000 |
| | (iv) Broken Amount: | Not Applicable |
| | (v) Day Count Fraction (Condition 1(a)): | Actual/Actual -ISMA |
| | (vi) Determination Date(s): | Interest Payment Date |
| | (vii) Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not Applicable |
| **18** | **Floating Rate Provisions** | Not Applicable |
| **19** | **Zero Coupon Note Provisions** | Not Applicable |
| **20** | **Index Linked Interest Note Provisions** | Not Applicable |
| **21** | **Dual Currency Note Provisions** | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | |
|---|---|---|
| **22** | **Call Option** | Not Applicable |
| **23** | **Put Option** | Not Applicable |
| **24** | **Final Redemption Amount** | 100.00 per cent. of the Aggregate Nominal Amount |
| **25** | **Early Redemption Amount** | |
| | (i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Final Redemption Amount |
| | (ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)): | Yes |
| | (iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)): | Not Applicable |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | |
|---|---|---|
| **26** | Form of Notes: | Bearer Notes |

| | | |
|---|---|---|
| | (i) Temporary or Permanent Global Note/Certificate: | Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for a Permanent Global Note on or after a date which is expected to be 4 March 2002 upon certification as to non-U.S. beneficial ownership. |
| | (ii) Applicable TEFRA exemption: | D Rules |
| **27** | Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates: | London |
| **28** | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | No |
| **29** | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | Not Applicable |
| **30** | Details relating to Instalment Notes: | Not Applicable |
| **31** | Redenomination, renominalisation and reconventioning provisions: | Not Applicable |
| **32** | Consolidation provisions: | Not Applicable |
| **33** | Other terms or special conditions: | So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system. |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| **34** | (i) | If syndicated, names of Managers: | Barclays Bank PLC<br>Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)<br>UBS AG, acting through its business group UBS Warburg<br>Banca Akros S.p.A. (Gruppo Banca Popolare di Milano)<br>Banca del Gottardo<br>Bank Vontobel AG, Zurich<br>Credit Suisse First Boston (Europe) Limited<br>Darier Hentsch & Cie Geneve<br>Lombard Odier & Cie<br>Pictet & Cie, Geneva |
| | (ii) | Stabilising Manager (if any): | Not Applicable |
| | (iii) | Dealer's Commission: | Combined management and underwriting commission of 0.25 per cent. of the principal amount of the Notes and selling concession of 1.5 per cent. of the principal amount of the Notes |
| **35** | | If non-syndicated, name of Dealer: | Not Applicable |
| **36** | | Additional selling restrictions: | **United Kingdom:** Each Manager represents, warrants and agrees that:-<br>(i) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;<br>(ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "**FSMA**") received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not |

apply to the Issuer ; and

(iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

**OPERATIONAL INFORMATION**

| | | |
|---|---|---|
| **37** | ISIN Code: | XS0141417401 |
| **38** | Common Code: | 014141740 |
| **39** | Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s): | Not Applicable |
| **40** | Delivery: | Delivery against payment |
| **41** | The Agents appointed in respect of the Notes are: | Deutsche Bank AG London as Fiscal Agent, Paying Agent and Exchange Agent, Deutsche Bank Luxembourg S.A. as Paying Agent Banque Générale du Luxembourg S.A. as Paying Agent and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) as Paying Agent |
| | **GENERAL** | |
| **42** | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a): | Not Applicable |
| **43** | The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro): | Not Applicable |
| **44** | In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.: | |
| | (i) Effective yield at Issue Price | 4.284 per cent. |
| | (ii) Listing | The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date. |
| | (iii) Numbering and Letters | Not Applicable |
| | (iv) Whether CF-Form Notes will be issued: | No |
| | (v) Numbering and letters of CF-Form Notes: | Not Applicable |
| | (vi) Net Proceeds: | The net proceeds of the issue amount to |

| | | |
|---|---|---|
| | | approximately Euro 495,990,700 |
| | (vii) Amsterdam Listing and Paying Agent: | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| | (viii) Notices: | In addition to Condition 15, notices will be published in the Officiële Prijscourant ('**Official Price List'**) of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands |
| **45** | Date of Pricing Supplement: | 18 January 2002 |
| **46** | Date of Base Offering Circular: | 27 September 2001 |

Signed on behalf of the Issuer:

By:

# Pricing Supplement

02 MAR -1 AM 8:01

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**
**(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)**
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)**
**AUSTRALIA BRANCH (Australian Business Number 70 003 917 655)**
**(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)**
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)**
**SINGAPORE BRANCH (Singapore Company Registration Number F03634W)**
**(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)**
**RABO AUSTRALIA LIMITED (Australian Business Number 39 060 452 217)**
**(incorporated with limited liability in the Australian Capital Territory)**
**RABOBANK IRELAND plc**
**(a company incorporated with limited liability in Ireland)**

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**

## SERIES NO: 299A

## TRANCHE NO: 1

## USD 1,000,000,000 4.875 per cent. Notes 2002 due 2007

Issue Price: 101.089 per cent.

**BNP PARIBAS**
**Credit Suisse First Boston (Europe) Limited**
**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)**

**Daiwa Securities SMBC Europe** | **ING Barings/BBL**
**Mizuho International plc** | **NIB Capital Bank N.V.**
**RBC Capital Markets** | **Schroder Salomon Smith Barney[1]**
**TD Securities** | **UBS Warburg**
**Bank Julius Baer & Co Ltd., Zürich** | **Darier Hentsch & Cie**

**Lombard Odier & Cie**

The date of this Pricing Supplement is 23 January 2002.

LINKLATERS
& ALLIANCE

**De Brauw Blackstone Westbroek**

[1] Schroder is a trademark of Schroders Holdings plc and is used under licence by Salomon Brothers International Limited.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 27 September 2001 issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ("*Reglement Procedure Beursnotering*") of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity as Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer or the Group since 31 December 2000 and no material adverse change in the financial position or prospects of the Issuer or the Group since 31 December 2000.

In connection with this issue, BNP Paribas may over-allot or effect transactions which stabilise or maintain the market price of the Notes at a level which might not otherwise prevail. Such stabilising, if commenced, may be discontinued at any time.

The stabilisation will in any event terminate after a period of 30 days after the date payment must be made on the Notes.

| | | | |
|---|---|---|---|
| 1 | (i) | Issuer: | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| | (ii) | Guarantor: | Not Applicable |
| 2 | (i) | Series Number: | 299A |
| | (ii) | Tranche Number: | 1 |
| 3 | Specified Currency or Currencies: | | United States Dollar ("USD") |
| 4 | Aggregate Nominal Amount: | | |
| | (i) | Series: | USD 1,000,000,000 |
| | (ii) | Tranche: | USD 1,000,000,000 |
| 5 | (i) | Issue Price: | 101.089 per cent. of the Aggregate Nominal Amount |
| | (ii) | Net proceeds: | USD 992,140,000 (less agreed expenses) |
| 6 | Specified Denominations: | | USD 1,000; USD 10,000; USD 100,000 |
| 7 | (i) | Issue Date: | 25 January 2002 |
| | (ii) | Interest Commencement Date (if different from the Issue Date): | Not Applicable |
| 8 | Maturity Date: | | 25 January 2007 |
| 9 | Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax) | | No |
| 10 | Interest Basis: | | 4.875 per cent. Fixed Rate |
| 11 | Redemption/Payment Basis: | | Redemption at par |
| 12 | Change of Interest or Redemption/Payment Basis: | | Not Applicable |
| 13 | Put/Call Options: | | Not Applicable |
| 14 | (i) | Status of the Notes: | Senior |
| | (ii) | Status of the Guarantee: | Not Applicable |
| 15 | Listing: | | Official Segment of the Stock Market of Euronext Amsterdam N.V. |
| 16 | Method of distribution: | | Syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 17 | **Fixed Rate Note Provisions** | | Applicable |
| | (i) | Rate(s) of Interest: | 4.875 per cent. per annum payable annually in arrear |

| | | | |
|---|---|---|---|
| | (ii) | Interest Payment Date(s): | 25 January in each year, commencing on 25 January 2003 and ending on 25 January 2007 |
| | (iii) | Fixed Coupon Amount(s): | Fixed interest amount: USD 48.75 for each denomination of USD 1,000; USD 487.50 for each denomination of USD 10,000; and USD 4,875.00 for each denomination of USD 100,000 |
| | (iv) | Broken Amount: | Not Applicable |
| | (v) | Day Count Fraction (Condition 1(a)): | 30/360 |
| | (vi) | Determination Date(s) (Condition 1(a)): | Not Applicable |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not Applicable |
| **18** | **Floating Rate Provisions** | | Not Applicable |
| **19** | **Zero Coupon Note Provisions** | | Not Applicable |
| **20** | **Index Linked Interest Note Provisions** | | Not Applicable |
| **21** | **Dual Currency Note Provisions** | | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | | |
|---|---|---|---|
| **22** | **Call Option** | | Not Applicable |
| **23** | **Put Option** | | Not Applicable |
| **24** | **Final Redemption Amount** | | 100 per cent. of the Aggregate Nominal Amount |
| **25** | **Early Redemption Amount** | | |
| | (i) | Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Yes |
| | (ii) | Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)): | Yes |
| | (iii) | Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)): | No |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | | |
|---|---|---|---|
| **26** | **Form of Notes:** | | Bearer Notes |
| | (i) | Temporary or permanent global Note/Certificate: | Temporary Global Note exchangeable for a permanent Global Note, not earlier than 40 days after the Issue Date, but as soon as practicable thereafter, upon certification as |

to non-US beneficial ownership, as more fully described in the Offering Circular

| | | | |
|---|---|---|---|
| | (ii) | Applicable TEFRA exemption: | D Rules |
| 27 | Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates: | | London |
| 28 | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | | No |
| 29 | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | | Not Applicable |
| 30 | Details relating to Instalment Notes: | | Not Applicable |
| | (i) | Instalment Amount(s): | Not Applicable |
| | (ii) | Instalment Date(s): | Not Applicable |
| | (iii) | Minimum Instalment Amount: | Not Applicable |
| | (iv) | Maximum Instalment Amount: | Not Applicable |
| 31 | Redenomination, renominalisation and reconventioning provisions: | | Not Applicable |
| 32 | Consolidation provisions: | | Not Applicable |
| 33 | Other terms or special conditions: | | So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system. |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| 34 | (i) | If syndicated, names of Managers: | BNP Paribas<br>Credit Suisse First Boston (Europe) Limited<br>Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)<br>Daiwa Securities SMBC Europe Limited<br>Bank Brussels Lambert N.V. |

| | | | |
|---|---|---|---|
| | | | Mizuho International plc<br>NIB Capital Bank N.V.<br>Royal Bank of Canada Europe Ltd<br>Salomon Brothers International Limited<br>The Toronto-Dominion Bank<br>UBS AG, acting through its business group UBS Warburg<br>Bank Julius Baer & Co Ltd., Zürich<br>Darier Hentsch & Cie<br>Lombard Odier & Cie |
| | (ii) | Stabilising Manager (if any): | BNP Paribas |
| | (iii) | Dealer's Commission: | Combined management and underwriting commission of 0.25 per cent. of the Aggregate Nominal Amount of the Notes. Selling concession of 1.625 per cent. of the Aggregate Nominal Amount of the Notes. |
| **35** | If non-syndicated, name of Dealer: | | Not Applicable |
| **36** | Additional selling restrictions: | | **For the United States**:<br><br>The Notes have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act") and are in bearer form and are subject to U.S. tax law requirements. Accordingly, Notes may not be offered, sold or delivered directly or indirectly within the United States or to U.S. persons except to the extent permitted by the Subscription Agreement. Regulation S Category 2 selling restrictions will apply. The Notes are not eligible for sale under Rule 144A under the Securities Act (all as more specifically described in the Offering Circular and the Subscription Agreement).<br><br>**For the United Kingdom**:<br><br>Each Manager will be required to represent and agree that:<br><br>(1) it has not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to the expiry of a period of 6 months from the issue date of such Notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which |

have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

(2) it will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(3) it will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

**OPERATIONAL INFORMATION**

| | | |
|---|---|---|
| **37** | ISIN Code: | XS0141801174 |
| **38** | Common Code: | 14180117 |
| **39** | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s): | Not Applicable |
| **40** | Delivery: | Delivery against payment |
| **41** | The Agents appointed in respect of the Notes are: | Deutsche Bank AG London as Fiscal Agent, Paying Agent, Calculation Agent, Exchange Agent and Transfer Agent, Deutsche Bank Luxembourg S.A., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) and Banque Générale du Luxembourg S.A. as Paying Agents, Deutsche Bank Luxembourg S.A. as Transfer Agent, and Bankers Trust Company as Registrar and Transfer Agent. |

**GENERAL**

| | | |
|---|---|---|
| **42** | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a): | Not Applicable |
| **43** | The aggregate principal amount of Notes issued has been translated into Euro at the rate of USD 1.00 to Euro 1.117241, producing a sum of (for Notes not denominated in Euro): | Euro 1,117,241,000 |

| | | | |
|---|---|---|---|
| 44 | In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.: | | |
| | (i) | Effective yield at Issue Price | 4.626 per cent. |
| | (ii) | Listing: | The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date |
| | (iii) | Numbering and letters: | Not Applicable |
| | (iv) | Whether CF-Form Notes will be issued: | No |
| | (v) | Numbering and letters of CF-Form Notes: | Not Applicable |
| | (vi) | Net proceeds: | The net proceeds of the issue of the Notes amount to USD 992,140,000 (less agreed expenses) |
| | (vii) | Amsterdam Listing and Paying Agent: | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| | (viii) | Notices: | In addition to Condition 15, notices will be published in the Officiële Prijscourant ("**Official Price List**") of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands |
| 45 | Date of Pricing Supplement: | | 23 January 2002 |
| 46 | Date of Base Offering Circular: | | 27 September 2001 |

Signed on behalf of the Issuer:

By: ______________________

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND) AUSTRALIA BRANCH**
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND) SINGAPORE BRANCH**
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
**RABO AUSTRALIA LIMITED**
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory)
**RABOBANK IRELAND PLC**
(a company incorporated with limited liability in Ireland)

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**

# COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

## SERIES NO: 220A

## TRANCHE NO: 4

## ZAR 100,000,000 10.00 per cent. Notes 2002 due 2010

to be consolidated and form a single Series with the ZAR 100,000,000 10.00 per cent. Notes 2001 due 2010 issued on 31 August 2001, the ZAR 100,000,000 10.00 per cent. Notes 2001 due 2010 issued on 19 November 2001 and the ZAR 100,000,000 10.00 per cent. Notes 2001 due 2010 issued on 28 December 2001

Issue Price: 92.03 per cent.

**TD Securities**
**Tradename of The Toronto-Dominion Bank**

**Rabobank International**

**Deutsche Bank**
**Dexia Capital Markets**
**DZ Bank AG**
**ING Barings**
**KBC International Group**
**Westdeutsche Landesbank Girozentrale**

The date of this Pricing Supplement is 31 January 2002

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2001 and the Supplemental Offering Circular dated 1 January 2002 (together, the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular save that the terms and conditions set out in the offering circular dated 10 October 2000 shall apply to the Notes. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

<u>The Netherlands:</u>

Each Manager understands that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that

(a) the Notes are underwritten and placed by a syndicate of which at least two members have their seat in different member states of the EEA;

(b) at least 60% of the Notes is placed by syndicate members established in one or more states other than the state member where the issuing institution has its corporate seat;

(c) subscription for the Notes is only possible or the Notes can in the first instance only be purchased through the intermediary of a credit institution registered with the Dutch Central Bank or through another institution (not registered with the Dutch Central Bank) which in the course of its business carries out one or more of the activities referred to in paragraphs 7 and 8 of the Annex to the Second Banking Directive.

Each Manager represents and agrees that it shall not at any time conduct a general advertising or soliciting campaign in relation to the Notes.

<u>South Africa:</u>

Each Manager will be required to represent and agree that it has not offered or sold and will not offer or sell, directly or indirectly, any Notes in the Republic of South Africa or to persons resident in the Republic of South Africa except in accordance with South African Exchange Control Regulations and in circumstances which

would not constitute an offer to the public within the meaning of the South African Companies Act, 1973 (as amended).

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2000 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2000.

In connection with this issue, The Toronto-Dominion Bank may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on The Toronto-Dominion Bank to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

| | | | |
|---|---|---|---|
| 1 | (i) | Issuer: | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| | (ii) | Guarantor: | Not Applicable |
| 2 | (i) | Series Number: | 220A |
| | (ii) | Tranche Number: | 4 |
| 3 | Specified Currency or Currencies: | | South African Rand ("**ZAR**") |
| 4 | Aggregate Nominal Amount: | | ZAR 100,000,000 |
| | (i) | Series: | ZAR 400,000,000 |
| | (ii) | Tranche: | ZAR 100,000,000 |
| 5 | (i) | Issue Price: | 92.03 per cent. of the Aggregate Nominal Amount plus 157 days' accrued interest |
| | (ii) | Net proceeds: | ZAR 94,331,369.86 (less agreed expenses) |
| 6 | Specified Denominations: | | ZAR 5,000; ZAR 50,000 and ZAR 500,000 |
| 7 | (i) | Issue Date: | 4 February 2002 |
| | (ii) | Interest Commencement Date (if different from the Issue Date): | Not Applicable |
| 8 | Maturity Date: | | 31 August 2010 |
| 9 | Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax) | | No |
| 10 | Interest Basis: | | 10.00 per cent. Fixed Rate |
| 11 | Redemption/Payment Basis: | | Redemption at par |
| 12 | Change of Interest or Redemption/Payment Basis: | | Not Applicable |
| 13 | Put/Call Options: | | Not Applicable |
| 14 | (i) | Status of the Notes: | Senior |
| | (ii) | Status of the Guarantee: | Not Applicable |
| 15 | Listing: | | Luxembourg |
| 16 | Method of distribution: | | Syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 17 | **Fixed Rate Note Provisions** | | Applicable |
| | (i) | Rate of Interest: | 10.00 per cent. per annum payable annually in arrear |
| | (ii) | Interest Payment Date(s): | 31 August in each year commencing on 31 August 2002 and ending on 31 August 2010. |

| | | | |
|---|---|---|---|
| | (iii) | Fixed Coupon Amount(s): | ZAR 500 on each denomination of ZAR 5,000; ZAR 5,000 on each denomination of ZAR 50,000; and ZAR 50,000 on each denomination of ZAR 500,000 |
| | (iv) | Broken Amount: | Not Applicable |
| | (v) | Day Count Fraction (Condition 1(a)): | Actual/Actual ISMA |
| | (vi) | Determination Date(s): | Not Applicable |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not Applicable |
| **18** | **Floating Rate Provisions** | | Not Applicable |
| **19** | **Zero Coupon Note Provisions** | | Not Applicable |
| **20** | **Index Linked Interest Note Provisions** | | Not Applicable |
| **21** | **Dual Currency Note Provisions** | | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | | |
|---|---|---|---|
| **22** | **Call Option** | | Not Applicable |
| **23** | **Put Option** | | Not Applicable |
| **24** | **Final Redemption Amount** | | Nominal Amount |
| **25** | **Early Redemption Amount** | | |
| | (i) | Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Yes |
| | (ii) | Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)): | Yes |
| | (iii) | Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)): | Yes |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | | |
|---|---|---|---|
| **26** | Form of Notes: | | Bearer Notes |
| | (i) | Temporary or permanent global Note/Certificate: | Temporary Global Note exchangeable for Definitive Notes, not earlier than 40 days after the closing date upon certification of non-U.S. beneficial ownership |

| | | |
|---|---|---|
| | (ii) Applicable TEFRA exemption: | D Rules |
| 27 | Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates: | London and New York<br><br>And in accordance with Condition 8(h): Johannesburg |
| 28 | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | No |
| 29 | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | Not Applicable |
| 30 | Details relating to Instalment Notes: | Not Applicable |
| 31 | Redenomination, renominalisation and reconventioning provisions: | Not Applicable |
| 32 | Consolidation provisions: | Not Applicable |
| 33 | Other terms or special conditions: | The gross up language, as set out in Condition 9, will not apply in respect of any Note or Coupon:<br><br>(i) where any withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to confirm to, such Directive; or<br><br>(ii) presented for payment by or on behalf of a Holder of the Note or Coupon who would have been able to avoid such withholding or deduction by presenting the Note or Coupon to another Paying Agent in a Member State of the European Union.<br><br>All references in the Terms and Conditions to Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System shall be deemed to be references to Euroclear Bank S.A./N.V., as operator of the Euroclear System. |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| **34** | (i) | If syndicated, names of Managers: | The Toronto-Dominion Bank<br>Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)<br>(together the "**Joint Lead Managers**")<br>Deutsche Bank AG London<br>Dexia Banque Internationale à Luxembourg, société anonyme (acting under the name of Dexia Capital Markets)<br>DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main<br>ING Bank N.V., London Branch<br>KBC Bank NV<br>Westdeutsche Landesbank Girozentrale, London Branch<br>(together with the Joint Lead Managers, the "**Managers**") |
| | (ii) | Stabilising Manager (if any): | The Toronto-Dominion Bank |
| | (iii) | Manager's Commission: | Combined management and underwriting commission: 0.325 per cent. of the principal amount of the Notes. Selling Concession: 1.675 per cent. of the principal amount of the Notes |
| **35** | | If non-syndicated, name of Dealer: | Not Applicable |
| **36** | | Additional selling restrictions: | **The Netherlands:** Each Manager understands that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that<br>(a) the Notes are underwritten and placed by a syndicate of which at least two members have their seat in different member states of the EEA;<br>(b) at least 60% of the Notes is placed by syndicate members established in one or more states other than the state member where the issuing institution has its corporate seat; and<br>(c) subscription for the Notes is only possible or the Notes can in the first instance only be purchased through the intermediary of a credit institution registered with the Dutch Central Bank or through another institution (not registered with the Dutch Central Bank) which in the course of its business |

carries out one or more of the activities referred to in paragraphs 7 and 8 of the Annex to the Second Banking Directive.

Each Manager represents and agrees that it shall not at any time conduct a general advertising or soliciting campaign in relation to the Notes.

**South Africa:** Each Manager will be required to represent and agree that it has not offered or sold and will not offer or sell, directly or indirectly, any Notes in the Republic of South Africa or to persons resident in the Republic of South Africa except in accordance with South African Exchange Control Regulations and in circumstances which would not constitute an offer to the public within the meaning of the South African Companies Act, 1973 (as amended).

**OPERATIONAL INFORMATION**

| | | |
|---|---|---|
| **37** | ISIN Code: | Until the Notes are consolidated and form a single Series with the Notes of Tranche 1, Tranche 2 and Tranche 3, the Notes will have the temporary ISIN Code XS0142328003. Thereafter the ISIN Code will be XS0134173771. |
| **38** | Common Code: | Until the Notes are consolidated and form a single series with the Notes of Tranche 1, Tranche 2 and Tranche 3, the Notes will have the temporary Common Code 14232800. Thereafter, the Common Code will be 13417377. |
| **39** | Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s): | Not Applicable |
| **40** | Delivery: | Delivery against payment |
| **41** | The Agents appointed in respect of the Notes are: | Deutsche Bank AG London as Fiscal Agent, and Paying Agent and Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents |

**GENERAL**

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|---|---|---|
| **42** | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a): | Not Applicable |
| **43** | The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.100184, producing a sum of (for Notes not denominated in Euro): | Euro 10,018,400 |
| **44** | In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.: | Not Applicable |
| **45** | Date of Pricing Supplement: | 31 January 2002 |
| **46** | Date of Base Offering Circular: | 27 September 2001, save that the terms and conditions set out in the Offering Circular dated 10 October 2000 shall apply to the Notes |

Signed on behalf of the Issuer:

By:
Duly authorised